SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 9, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 9, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary & Vice President

August 9, 2006
ASIA GOLD MINORITY SHAREHOLDERS APPROVE
THE ACQUISITION OF IVANHOE MINES COAL DIVISION
VANCOUVER, B.C. — John Macken, President and CEO of Ivanhoe Mines, announced today that the company has been advised that more than 99% of Asia Gold’s minority shareholders who attended in person or by proxy the special meeting of its shareholders held on August 8, 2006, have voted in favor of the following resolutions:
1.	to authorize Asia Gold to enter into the Coal Transaction whereby Asia Gold will acquire the coal division of Ivanhoe Mines in consideration for the issuance of common and preferred shares; and

2.	to authorize the Funding Conversion Rights whereby Asia Gold and Ivanhoe Mines are entitled to convert, in whole or in part, outstanding advances under the Interim Funding Agreement into Asia Gold common shares.
Asia Gold’s shareholders also approved the continuation of the company into the Province of British Columbia under the name “Ivanhoe Coal Ltd”.
On July 11, 2006, Ivanhoe Mines and Asia Gold signed a definitive agreement for Asia Gold to acquire Ivanhoe Mines’ Coal Division by issuing 82,576,383 shares of Asia Gold to Ivanhoe Mines, which would result in Ivanhoe Mines owning approximately 90% of the issued and outstanding shares of Asia Gold (see Ivanhoe Mines News Release dated July 11, 2006, for full details).
The closing of the Coal Transaction remains subject to final approval by the TSXVenture Exchange and the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licenses in Mongolia, applications for which have been submitted to the relevant Mongolian governmental authorities and are pending.
Ivanhoe’s shares are listed on the New York and Toronto stock exchanges and NASDAQ under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the proposed coal transaction between Ivanhoe Mines and Asia Gold and its anticipated effects, planned exploration and development programs and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines and Asia Gold both believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements will be disclosed under the heading “Risk Factors” and elsewhere in the Asia Gold management information circular for the August 8 special meeting.